Mail Stop 3561

      October 13, 2005

Lavi Krasney
Chief Executive Officer
Cdoor Corp.
20A Rehov Sharei Torah
Bayit Vegan, Jerusalem 96387

	Re: 	Cdoor Corp.
Registration Statement on Form SB-2
      Filed September 19, 2005
		File No. 333-128399

Dear Mr. Krasney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Given the potentially extended period of the offering, we remind you that if you use the prospectus more than nine months after effectiveness, then Section 10(a)(3) of the Securities Act requires you to update the information in your filing by means of post-effective amendment.

Facing Page
2. Note one to the fee table indicates that selling stockholders will sell shares at $.10 per share. However, it does not appear that selling stockholders will participate in this offering, and instead, it appears that this is a primary offering of shares by the company.
We note further references to selling stockholders on the cover page.
Please advise or revise.

Cover Page
3. Please provide the information required by Item 501(a)(9)(iv) of
Regulation S-B.
4. Please clarify who UCS Financial Inc. is.  Please revise.

Prospectus Summary, page 5
5. Clarify that this section is a summary of the "material" information from the prospectus.
6. Please disclose that you have received no revenues to date, you have no products available for sale and that you have not produced a prototype of your proposed product.

Selected Summary Financial Data, page 7
7. There are several inconsistencies between the amounts in your summary financial data tables on page 7 and the amounts in your financial statements. Please revise the information to be consistent. Please also revise the columnar headings of the statements of operations data to indicate the applicable periods for which the financial information has been presented.

Use of Proceeds, page 13
8. Your application of proceeds table should exclude offering expenses and indicate how the net proceeds of the offering will be utilized. Accordingly, please revise the use of proceeds table on page 13 and your plan of operation discussion on page 18. See Item
504 of Regulation S-B.
9. Please disclose that the four offering scenarios presented are for illustrative purposes only and the actual amount of proceeds, if any, may differ.

Dilution, page 13
10. Please present dilution tables for each of the four offering scenarios presented in your Use of Proceeds table on page 13.
11. Please show us how you determined that your net tangible book value upon completion of the offering was $6,400. In addition, please tell us why you consider the "Pro forma net tangible book value per share at June 30, 2005" line item to be a pro forma figure.
It appears that this line item is the actual net tangible book value per share at June 30, 2005. Please revise or advise.

Our Business, page 14
12. You state on the bottom of page 17 that your only current source for cash is investments by third parties. This statement appears to contradict your disclosure in the preceding paragraph and elsewhere in the filing, which indicate that you will attempt to raise additional capital through private sales of your equity securities, borrowings from third-party lenders, and/or loans from shareholders should you not raise sufficient funds in the offering. Please address this apparent inconsistency and ensure you clearly disclose throughout your filing the priority of your financing sources under each offering scenario.

Forward Looking Statements, page 14
13. Please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You are not able to rely on those sections because this is your initial public offering. Please revise.
14. You have referred to prior customer orders. It is unclear why you reference customer orders since you have not received any orders to date. Please revise.

Transfer Agent, page 16
15. Please provide the address of your transfer agent.

Management`s Discussion and Analysis or Plan of Operation, page 16
16. Please state your anticipated time frame to develop a prototype and introduce it to the market.
17. You disclose on page 8 that you may have to suspend or cease operations within twelve months or engage a manufacturing company to work with you to develop a prototype device if you do not raise at least $50,000 from the offering. Your disclosure in the 25% funding level section on page 18, however, appears to indicate that the funds received will last for a twelve-month period along with funds dedicated to engage a manufacturer to develop a prototype. Please address this apparent inconsistency and ensure that you clearly discuss in your plan of operations your need for and sources of additional financing under each offering scenario.

18. You disclose at the bottom of page 17 that you do not anticipate revenues until you begin marketing your product. Since you have only budgeted for sales and marketing expenditures at the 75% and 100% offering levels per the table on page 13, your combined page 13 and
17 disclosure suggests that you will not be able to generate revenues at the 50% and below offering levels. If that is the case, please clearly indicate this and disclose the specific level(s) of funding at which you will need additional financing in order to sustain your operations.
19. We note that the continuation of your business is reliant on developing a prototype of your patented product. Although you have allocated funds for prototype development costs in each of the four offering scenarios, you do not indicate the amount of funds that will be necessary to successfully produce a prototype. Please indicate under each scenario whether or not you believe the funds allocated to prototype development costs are sufficient to successfully produce the prototype. If funding is not sufficient, please indicate the amount of additional funding you will need and the probable source(s) of that funding. Under each offering scenario, please also disclose in sufficient detail what the prototype development costs will entail. Your current disclosure that the funds will be used to "engage a manufacturer" to help you develop a prototype is of limited value to an investor especially since the same statement is made under each offering scenario.
20. You state on page 19 that you will rely on current incoming revenue and/or loans from shareholders if you do not raise any funds in the offering. Since you have not realized any revenues since inception and it is probable that you will not generate any revenues prior to raising funds in this offering, we are unclear on how incoming revenues would occur under the "no funds" offering scenario.
Please revise your disclosures accordingly or explain to us in detail how you expect to achieve your stated objective.

Management, page 20

Directors and Executive Officers, page 20
21. Please include five full years of business experience for Mr.
Zwebner.  See Item 401 of Regulation S-B.

Certain Relationships and Related Transactions, page 21
22. We note your statement that there are no related transactions concerning your directors. However, we also note the disclosure on page 15 regarding the acquisition of patent rights from Asher Zwebner, an officer and director of your company. Please revise the disclosure in this section to provide the information required by
Item 404 of Regulation S-B.


Plan of Distribution, page 24
23. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
24. Please disclose how you determined the offering price. We note that you have included risk factors regarding the determination of the offering price. Please identify the factors you considered in setting your offering price. For example, disclose whether your recent private placements contributed to your offering price determination, the amount of funds you will need to properly capitalize your business efforts or any other factors that were considered. See Item 505 of Regulation S-B.
25. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, clarify how long this takes and whether you have engaged a market-maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Available Information, page 27
26. We note that you reference the old address of the Securities
and
Exchange Commission.  Please revise to include our new address at
100
F Street, NE (Washington, D.C. 20549).

Financial Statements for the Period From November 18, 2004 (Date of
Inception) Through December 31, 2004

Report of Independent Registered Public Accounting Firm, page 1
27. Please obtain and file a revised audit report and consent that
identifies CDoor Corp. as "a development stage company."   This
may
be done in the addressee heading.

Statement of Cash Flows, page 5
28. We note that you classify deferred offering costs in investing activities on your statements of cash flows. Citing relevant accounting guidance or predominant practice, please tell us why these amounts should be classified in investing activities as opposed to financing activities.


1.  Development Stage Activities and Going Concern, page 6
29. Please disclose your fiscal year end.

2.  Summary of Significant Accounting Policies, page 7
30. We note that your operations are based in Israel. Please tell us whether you use the U.S. Dollar, Israeli shekel, or some other currency as your functional currency and the reasons for your determination. In this regard, you should provide us a description of your primary economic environment as that term is used in paragraph 39 of SFAS 52. If your functional currency is not the U.S.
Dollar, please disclose comprehensive income and its components, including foreign currency translation adjustments, or tell us why that disclosure is not necessary. See paragraphs 14 and 22-25 of SFAS 130.

4.  Patent Properties, page 6
31. We note that the cost of the patent was recorded on your books at its historical cost of $10,000. Please tell us whether $10,000 was the amount originally paid by your officer at December 24, 1991, the date the patent was originally granted to your officer.

Financial Statements for the Three Months Ended March 31, 2005 and Cumulative from Inception (November 18, 2004) through March 31,
2005

General
32. While you are not prohibited from including the three months ended March 31, 2005, please note there is no requirement to include interim financial statements other than those required by 310(b) of
Regulation S-B.

Balance Sheet, page 1
33. The accumulated deficit line item has been inappropriately excluded from your March 31, 2005 balance sheet. Please revise.

Statement of Operations, page 2
34. Your inception through March 31, 2005 column excludes amortization of $735 and professional fees of $500. Please revise.




Financial Statements for the Six Months Ended June 30, 2005 and
Cumulative from Inception (November 18, 2004) through June 30,
2005

Statement of Operations, page 2
35. The sum of the three months ended March 31, 2005 column and the three months ended June 30, 2005 column does not agree to the amounts presented in the six months ended June 30, 2005 column. Please revise.

Statements of Cash Flows, page 3
36. The ending cash balance in the six months ended June 30, 2005 column is $1,000 and does not agree with the $2,000 cash balance on your June 30, 2005 balance sheet.  In order to correct this error, it
appears the "Advances from stockholders" line item should be
$1,000
instead of $0.  Please revise or advise.

Exhibits, page II-3
37. Please file the loan agreements that you have entered into with your officers and directors as material exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

Exhibit 23 - Consent of Independent Auditors
38. An updated signed consent should be filed as an exhibit with each amendment to your Form SB-2. Please have your auditors revise their consent in Exhibit 23 to read "Consent of Independent Registered Public Accounting Firm" and to consent to the use of their name as an expert in accounting and auditing.



*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.











      You may contact Andrew Blume at (202) 551-3254, or James Allegretto, Accounting Branch Chief, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at (202) 551-
3317, Ellie Quarles, Special Counsel at (202) 551-3238, or me at
(202) 551-3725 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Michael S. Krome, Esq.
	Fax:  (631) 737-8382



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Lavi Krasney
Cdoor Corp.
October 13, 2005
Page 1